exhibit 99.1

For Immediate Release	Date: January 25, 2018
18-5-TR

Teck Provides Elkview Dryer Update

Vancouver, BC – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced on January 19, 2018 that a significant pressure event had interrupted operations in the coal dryer at Teck’s Elkview mine. Preliminary damage assessment has determined that repairs to the dryer may take in the range of four to six weeks. In the interim, Elkview is producing higher moisture steelmaking coals at approximately 80% of planned production levels. In order to manage the overall moisture level of our product we are coordinating production with our other operations in the Elk Valley, and blending the higher moisture coal with dry finished coal inventory and dry coal from other operations to the extent possible. We expect lost production in the range of 200,000 tonnes of clean coal. Costs of repair to the dryer are not expected to exceed $5-10 million.
Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding coal production and timing and cost of repairs for the Elkview dryer.
Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Factors that may cause actual results to vary include, but are not limited to, unforeseen technical issues, unplanned delays in repairs or difficulty in handling and selling high moisture coal, including due to weather, delays in receiving materials and supplies, natural disaster, changes in general economic conditions or conditions in the markets for metallurgical coal, labour disruptions, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.
Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com